VIA EDGAR

April 21, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Albany Molecular Research, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-216773

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Albany Molecular Research, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 25, 2017, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Danielle Lauzon of Goodwin Procter LLP at (617) 570-1955.

Sincerely,

Albany Molecular Research, Inc.

/s/ Lori M. Henderson
Name: Lori M. Henderson
Title: Senior Vice President, General Counsel & Secretary

cc: William S. Marth, Albany Molecular Research, Inc.
Danielle M. Lauzon, Goodwin Procter LLP